                                                           OMB APPROVAL
                                                           ------------
                                                    OMB NUMBER:  3235-0145
                                                    Expires:  October 31, 2002
                                                    Estimated average burden
                                                    hours per response.... 14.90

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934



                                  AUDIBLE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    05069A104
                           --------------------------
                                 (CUSIP Number)

                                December 31, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)

[_]  Rule 13d-1(c)

[X]  Rule 13d-1(d)


                                       Page 1 of 13 Pages

--------------------------------------------------------------------------------

CUSIP NO.  05069A104
--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only).

     Amazon.com, Inc. - 91-1646860
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)   [_]
                                                                (b)   [_]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                        5.   SOLE VOTING POWER

NUMBER OF                       -0-
SHARES                  --------------------------------------------------------
BENEFICIALLY            6.   SHARED VOTING POWER
OWNED BY
EACH                         1,840,033
REPORTING               --------------------------------------------------------
PERSON                  7.   SOLE DISPOSITIVE POWER
WITH
                             -0-
                        --------------------------------------------------------
                        8.   SHARED DISPOSITIVE POWER

                             1,840,033

--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,840,033
--------------------------------------------------------------------------------
10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (See Instructions)                                               [_]
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     6.56%/1/
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------

     /1/ Based on 27,546,989 shares of common stock outstanding on November 5, 2001, as reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001.


                               Page 2 of 13 Pages

--------------------------------------------------------------------------------

CUSIP NO.  05069A104
--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only).

     Amazon.com Commerce Services, Inc. - 91-2020695
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)   [_]
                                                                (b)   [_]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                        5.   SOLE VOTING POWER

NUMBER OF                    -0-
SHARES                  --------------------------------------------------------
BENEFICIALLY            6.   SHARED VOTING POWER
OWNED BY
EACH                         1,340,033
REPORTING               --------------------------------------------------------
PERSON                  7.   SOLE DISPOSITIVE POWER
WITH
                             -0-
                        --------------------------------------------------------
                        8.   SHARED DISPOSITIVE POWER

                             1,340,033
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-
--------------------------------------------------------------------------------
10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (See Instructions)                                               [_]
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     4.86%/1/
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------


                                       Page 3 of 13 Pages

--------------------------------------------------------------------------------

CUSIP NO.  05069A104
--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only).

     Amazon.com Holdings, Inc. - 91-1986545
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)   [_]
                                                                (b)   [_]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                        5.   SOLE VOTING POWER

NUMBER OF                    -0-
SHARES                  --------------------------------------------------------
BENEFICIALLY            6.   SHARED VOTING POWER
OWNED BY
EACH                         1,340,033
REPORTING               --------------------------------------------------------
PERSON                  7.   SOLE DISPOSITIVE POWER
WITH
                             -0-
                        --------------------------------------------------------
                        8.   SHARED DISPOSITIVE POWER

                             1,340,033
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-
--------------------------------------------------------------------------------
10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (See Instructions)                                               [_]
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     4.86%/1/
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------


                                       Page 4 of 13 Pages

--------------------------------------------------------------------------------

CUSIP NO.  05069A104
--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only).

     Amazon.com NV Investment Holdings, Inc. - 88-0470210
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)   [_]
                                                                (b)   [_]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Nevada
--------------------------------------------------------------------------------
                        5.   SOLE VOTING POWER

NUMBER OF                    -0-
SHARES                  --------------------------------------------------------
BENEFICIALLY            6.   SHARED VOTING POWER
OWNED BY
EACH                         500,000
REPORTING               --------------------------------------------------------
PERSON                  7.   SOLE DISPOSITIVE POWER
WITH
                             -0-
                        --------------------------------------------------------
                        8.   SHARED DISPOSITIVE POWER

                             500,000
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-
--------------------------------------------------------------------------------
10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (See Instructions)                                               [_]
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     1.78%/1/
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------


                               Page 5 of 13 Pages

Item 1.

     (a)  Name of Issuer:

     This Schedule 13G relates to Audible, Inc., a Delaware corporation (the "Company").

     (b)  Address of Issuer's Principal Executive Offices:

     The Company's principal executive offices are located at 65 Willowbrook Blvd., Wayne, New Jersey 07470.

Item 2.

2.1  (a)  Name of Person Filing:

     This Schedule 13G is being filed by Amazon.com, Inc. ("Amazon.com").

     (b)  Address of Principal Business Office or, if None, Residence:

     The business address of Amazon.com is 1200 12th Avenue South, Suite 1200, Seattle, Washington 98144.

     (c)  Citizenship:

     Amazon.com is a corporation organized under the laws of the state of Delaware.

     (d)  Title of Class of Securities

     This Schedule 13G relates to the Company's common stock, $.01 par value (the "Common Stock").

     (e)  CUSIP Number:

     The CUSIP number for the Company's Common Stock is 05069A104.

2.2  (a)  Name of Person Filing:

     This Schedule 13G is being filed by Amazon.com Commerce Services, Inc. ("Amazon.com CSI").

     (b)  Address of Principal Business Office or, if None, Residence:

     The business address of Amazon.com CSI is 1200 12th Avenue South, Suite 1200, Seattle, Washington 98144.

     (c)  Citizenship:

     Amazon.com CSI is a corporation organized under the laws of the state of Delaware.


                                       Page 6 of 13 Pages

     (d)  Title of Class of Securities

     This Schedule 13G relates to the Company's Common Stock.

     (e)  CUSIP Number:

     The CUSIP number for the Company's Common Stock is 05069A104.

2.3  (a)  Name of Person Filing:

     This Schedule 13G is being filed by Amazon.com Holdings, Inc. (Amazon.com Holdings").

     (b)  Address of Principal Business Office or, if None, Residence:

     The business address of Amazon.com Holdings is 1200 12th Avenue South, Suite 1200, Seattle, Washington 98144.

     (c)  Citizenship:

     Amazon.com Holdings is a corporation organized under the laws of the state of Delaware.

     (d)  Title of Class of Securities

     This Schedule 13G relates to the Company's Common Stock.

     (e)  CUSIP Number:

     The CUSIP number for the Company's Common Stock is 05069A104.

2.4  (a)  Name of Person Filing:

     This Schedule 13G is being filed by Amazon.com NV Investment Holdings, Inc. ("Amazon.com NV Investment").

     (b)  Address of Principal Business Office or, if None, Residence:

     The business address of Amazon.com NV Investment Holdings is 18124 Wedge Parkway, Suite 433, Reno, NV 89511.

     (c)  Citizenship:

     Amazon.com NV Investment is a corporation organized under the laws of the state of Nevada.


                                       Page 7 of 13 Pages

     (d)  Title of Class of Securities

     This Schedule 13G relates to the Company's Common Stock.

     (e)  CUSIP Number:

     The CUSIP number for the Company's Common Stock is 05069A104.

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b)or (c), check whether the person filing is a:

     (a) [_]  Broker or dealer registered under Section 15 of the Act (15 U.S.C.
              78o);.

     (b) [_]  Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

     (c) [_] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

     (d) [_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

     (e) [_]  An investment advisor in accordance with Section
              240.13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j) [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     Not applicable.

Item 4. Ownership.

4.1  Amazon.com as of December 31, 2001:

     (a)  Amount beneficially owned:    1,840,033/2/

     (b)  Percent of class:    6.56%

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote:    -0-

          (ii)  Shared power to vote or to direct the vote:    1,840,033/2/

          (iii) Sole power to dispose or to direct the disposition of:    -0-


                               Page 8 of 13 Pages

          (iv)  Shared power to dispose or to direct the disposition of:
                1,840,033/2/

          --------------------

          /2/ Amazon.com is the indirect beneficial owner of (i) 1,340,033 shares of Common Stock, which shares are held directly by Amazon.com CSI, a wholly owned subsidiary of Amazon.com Holdings which, in turn, is a wholly owned subsidiary of Amazon.com and (ii) a warrant to purchase 500,000 shares of Common Stock held by Amazon.com NV Investment. Amazon.com NV Investment is also a wholly owned subsidiary of Amazon.com.

4.2  Amazon.com CSI as of December 31, 2001:

     (a)  Amount beneficially owned:    1,340,033/3/

     (b)  Percent of class:    4.86%

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote:    0

          (ii)  Shared power to vote or to direct the vote:    1,340,033/3/

          (iii) Sole power to dispose or to direct the disposition of:    0

          (iv)  Shared power to dispose or to direct the disposition of:
                1,340,0333

          --------------------

          /3/ Amazon.com CSI is the direct beneficial owner of 1,340,033 shares of the Common Stock of the Company. Amazon.com CSI is a wholly owned subsidiary of Amazon.com Holdings, which, in turn, is a wholly owned subsidiary of Amazon.com.

4.3  Amazon.com Holdings as of December 31, 2001:

     (a)  Amount beneficially owned:    1,340,033/4/

     (b)  Percent of class:    4.86%

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote:    0

          (ii)  Shared power to vote or to direct the vote:    1,340,033/4/

          (iii) Sole power to dispose or to direct the disposition of:    0

          (iv)  Shared power to dispose or to direct the disposition of:
                1,340,033/4/

          --------------------

          /4/ Amazon.com Holdings is the indirect beneficial owner of 1,340,033 shares of Common Stock. Amazon.com CSI is the direct beneficial owner of 1,340,033 shares of Common Stock and is a wholly owned subsidiary of Amazon.com Holdings which, in turn, is a wholly owned subsidiary of Amazon.com.


                                       Page 9 of 13 Pages

4.4  Amazon.com NV Investment as of December 31, 2001:

     (a)  Amount beneficially owned:    500,000/5/

     (b)  Percent of class:    1.78%

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote:    -0-

          (ii)  Shared power to vote or to direct the vote:    500,000/5/

          (iii) Sole power to dispose or to direct the disposition of:    -0-

          (iv)  Shared power to dispose or to direct the disposition of:
                500,000/5/

          --------------------

          /5/ Amazon.com NV Investment is the direct beneficial owner of a warrant to purchase 500,000 shares of the Common Stock. Amazon.com NV Investment is a wholly owned subsidiary of Amazon.com.

Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

     Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     Amazon.com is the indirect beneficial owner of (i) 1,840,033 shares of Common Stock, or approximately 6.56%, of the Company, consisting of 1,340,033 shares of Common Stock held directly by Amazon.com CSI, a wholly owned subsidiary of Amazon.com Holdings, which is, in turn, a wholly owned subsidiary of Amazon.com and (ii) a warrant to purchase 500,000 shares of Common Stock which is directly held by Amazon.com's wholly owned subsidiary, Amazon.com NV Investment.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable

Item 8. Identification and Classification of Members of the Group.

     Not applicable.

Item 9. Notice of Dissolution of Group.

     Not applicable.


                               Page 10 of 13 Pages

Item 10. Certifications.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                            [Signature Page Follows]


                                       Page 11 of 13 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2002                   AMAZON.COM, INC.


                                            By: /s/ Mark Britto
                                               ---------------------------------
                                                 Mark Britto
                                                 Sr. Vice President


Dated:  February 14, 2002                   AMAZON.COM COMMERCE SERVICES, INC.


                                            By: /s/ Mark Britto
                                               ---------------------------------
                                                 Mark Britto
                                                 Vice President


Dated:  February 14, 2002                   AMAZON.COM HOLDINGS, INC.


                                            By: /s/ Mark Britto
                                               ---------------------------------
                                                 Mark Britto
                                                 Vice President


Dated:  February 14, 2002                   AMAZON.COM NV INVESTMENT HOLDINGS,
                                            INC.

                                            By: /s/ Reynaldo Sermonia
                                               ---------------------------------
                                                 Reynaldo Sermonia
                                                 Vice President



                                       Page 12 of 13 Pages

                                    Exhibit A

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1), each of the undersigned parties hereby agrees to file this Schedule 13G jointly on behalf of each of them.

Dated:  February 14, 2002                   AMAZON.COM, INC.


                                            By: /s/ Mark Britto
                                               ---------------------------------
                                                 Mark Britto
                                                 Sr. Vice President


Dated:  February 14, 2002                   AMAZON.COM COMMERCE SERVICES, INC.


                                            By: /s/ Mark Britto
                                               ---------------------------------
                                                 Mark Britto
                                                 Vice President


Dated:  February 14, 2002                   AMAZON.COM HOLDINGS, INC.


                                            By: /s/ Mark Britto
                                               ---------------------------------
                                                 Mark Britto
                                                 Vice President


Dated:  February 14, 2002                   AMAZON.COM NV INVESTMENT HOLDINGS,
                                            INC.

                                            By: /s/ Reynaldo Sermonia
                                               ---------------------------------
                                                 Reynaldo Sermonia
                                                 Vice President


                                       Page 13 of 13 Pages